EXHIBIT 99.18
                                                                   -------------



                           VIKING ENERGY ROYALTY TRUST
     FIRST QUARTER INTERIM REPORT, FOR THE THREE MONTHS ENDED MARCH 31, 2003



CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
THREE MONTHS ENDED MARCH 31 (UNAUDITED-THOUSANDS OF DOLLARS)

                                                          2003             2002
================================================================================
REVENUE
     Oil and natural gas                          $     54,044    $      29,624
     Royalties                                          (9,857)          (3,719)
--------------------------------------------------------------------------------
                                                        44,187           25,905
--------------------------------------------------------------------------------

EXPENSES
     Operating                                          11,058            9,083
     General and administrative                          1,799            1,020
     Management fee                                         --              619
     Internalization expense                               100               --
     Interest                                            1,093              778
     Capital and other taxes                               113               13
     Depletion, depreciation and amortization           15,275           11,454
     Future income tax recovery                        (1,813)          (1,211)
--------------------------------------------------------------------------------
                                                        27,625           21,756
--------------------------------------------------------------------------------
                                                  $     16,562    $       4,149
NET INCOME FOR THE PERIOD (NOTE 8)
--------------------------------------------------------------------------------
Accumulated earnings - opening                          43,052           26,141
--------------------------------------------------------------------------------
ACCUMULATED EARNINGS - CLOSING                    $     59,614    $      30,290
================================================================================

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF DOLLARS)

                                                       (UNAUDITED)     (audited)
                                                         MARCH 31   December 31
                                                             2003          2002
ASSETS
Current assets
     Accounts receivable                            $      35,346   $    20,991
     Prepaid expenses                                       4,083         2,599
--------------------------------------------------------------------------------
                                                           39,429        23,590
--------------------------------------------------------------------------------

Capital assets (Note 2)                                   674,961       365,512
Reclamation fund                                            3,214         2,944
Goodwill (Note 2)                                          72,434             -
Other investments                                           1,014         1,054
--------------------------------------------------------------------------------
TOTAL ASSETS                                        $     791,052   $   393,100
================================================================================

LIABILITIES
Current liabilities
     Accounts payable                               $      28,764   $    17,301
     Unitholder and debenture distributions payable        11,281         5,472
     Due to Related Party - cash portion                       --         2,750
     Due to Related Party - Trust Unit portion                107         4,367
     Current Portion of Bank loan  (Note 3)                14,302         7,731
--------------------------------------------------------------------------------
                                                           54,454        37,621
--------------------------------------------------------------------------------

Bank loan (Note 3)                                        157,326        85,037
Future income taxes  (Note 2)                             100,464        38,130
Provision for site restoration  (Note 2)                    5,564         3,150
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                         317,808       163,938
--------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (Note 4)                             675,723       424,734
Accumulated earnings                                       59,614        43,052
Accumulated Unitholder and Debentureholder
    distributions (Note 6)                               (262,093)     (238,624)
--------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                           $     473,244       229,162
--------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY           $     791,052   $   393,100
================================================================================


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

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31 (UNAUDITED-THOUSANDS OF DOLLARS)

                                                             2003          2002
--------------------------------------------------------------------------------
OPERATING ACTIVITIES                                $      16,562 $       4,149
Net income Add items not involving cash:
Depletion, depreciation and amortization                   15,275        11,454
Future income tax recovery                                 (1,813)       (1,211)
Internalization expense                                       207            --
--------------------------------------------------------------------------------
Funds from operations                                      30,231        14,392
Changes in working capital                                 (7,863)        7,858
--------------------------------------------------------------------------------
                                                           22,368        22,250
--------------------------------------------------------------------------------
                                                              773        20,497
FINANCING ACTIVITIES
Issuance of Trust Units (Note 4)
Issuance of Convertible Debentures (Note 7)                75,000            --
Issue costs (Note 7)                                       (3,370)       (1,112)
Bank loan                                                   1,220       (22,131)
--------------------------------------------------------------------------------
                                                           73,623        (2,746)
--------------------------------------------------------------------------------
                                                          (72,203)           --
INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation (Note 2)
Due to related party - cash portion and
     internalization costs                                 (2,850)           --
Acquisition and disposals of oil & gas properties           1,396         4,169
Capital development expenditures                           (4,405)       (9,152)
Contributions to reclamation fund                            (270)         (223)
--------------------------------------------------------------------------------
                                                          (78,332)       (5,206)
--------------------------------------------------------------------------------
                                                          (17,659)      (14,298)
UNITHOLDER DISTRIBUTIONS
--------------------------------------------------------------------------------
CHANGE IN CASH                                      $          -- $          --
================================================================================


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

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2003 AND 2002

1.   ACCOUNTING POLICIES

     These interim consolidated financial statements have been prepared based on the same accounting policies as the December 31, 2002 consolidated financial statements. The note disclosure requirements for the annual consolidated financial statements provide additional disclosure to that required for the interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Trust's 2002 annual report.

2.   ACQUISITION OF KEYWEST ENERGY CORPORATION

     Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") through a plan of arrangement under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $66 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $240.2 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $72.4 million has been allocated to goodwill.

     The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are estimated as follows:

                                                                         (000s)
     ---------------------------------------------------------------------------
     Value of Viking Trust Units issued                              $  174,220
     Cash consideration                                                  66,000
     ---------------------------------------------------------------------------
     Purchase Price                                                     240,220
     ---------------------------------------------------------------------------
     Debt Assumed                                                        77,639
     February distributions related to units issued on acquisition        2,738
     Related expenses and fees                                            3,504
     ---------------------------------------------------------------------------
     Total Purchase Price                                            $  324,101
     ===========================================================================

     Purchase price allocation:
     ---------------------------------------------------------------------------
     Net working capital deficit                                     $  (1,956)
     Future site restoration                                            (2,230)
     Future income taxes                                               (64,147)
     Goodwill                                                           72,434
     Capital assets                                                    320,000
     ---------------------------------------------------------------------------
     Total Purchase Price                                              324,101
     ===========================================================================

     Management is still completing its review of the property, plant and equipment acquired through this business acquisition, therefore the purchase price equation is subject to change based on the final determination of assets and liabilities acquired.

3.   BANK LOAN

     As a result of the completion of the KeyWest acquisition, the Trust's revolving borrowing limit was increased to $210.0 million and the operating line was increased to $15.0 million, for a total borrowing limit of $225.0 million. One twelfth of the outstanding balance was classified as current, as described in the notes to the December 31, 2002 consolidated financial statements of the Trust.

4.   UNITHOLDERS' CAPITAL
     AUTHORIZED
     Unlimited number of Trust Units

     ISSUED                                            NO. OF UNITS (000's)         (000's)
     ---------------------------------------------------------------------------------------
     Balance, December 31, 2002                                      54,715    $   424,734
     Units issued with respect to KeyWest Acquisition                24,888        174,220
     Issue of Convertible Debentures (Note 7)                            --         75,000
     Less: Issue Costs                                                   --        (3,370)
     Units issued - Internalization of the Manager                      624          4,366
     Distribution Reinvestment Plan                                      86            573
     Employee options                                                    32            200
     Debenture Conversion (a) (Note 7)                                   --             --
     ---------------------------------------------------------------------------------------
     Balance, March 31, 2003                                         80,345     $  675,723
     =======================================================================================

     (a) One debenture was converted in the three months ending March 31, 2003. This conversion resulted in the issuance of 137 Trust Units.

     The Unit Option Plan allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The Trust has determined that amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

     Compensation cost for pro-forma disclosure is therefore determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the three months ended March 31, 2003, net income would be reduced by $31,249 (2002-nil).

     The options have ten-year terms with expiry dates of August 2009 through December 2012. The weighted average remaining contract term of the options at March 31, 2003 is 8.2 years. The exercise price of the options outstanding at March 31, 2003 ranged from $6.10 to $8.55. The number of Units and exercise prices of options are detailed in the table below:

     (000'S - EXCEPT PER UNIT AMOUNTS)
     ---------------------------------------------------------------------------
                                                         UNIT  WEIGHTED AVERAGE
                                                      OPTIONS    EXERCISE PRICE
     ---------------------------------------------------------------------------
     Beginning of period                                3,387    $         7.37
     Granted                                               --                --
     Exercised                                            (32)              6.84
     Cancelled/Repurchased                                 --                --
     ---------------------------------------------------------------------------
     Outstanding before ratchet-down                    3,355              7.37
     Ratchet-down reduction                                --             (0.76)
     ---------------------------------------------------------------------------
     Outstanding, end of period                         3,355    $         6.61
     ---------------------------------------------------------------------------

     Exercisable before ratchet-down                    1,209    $         7.64
     Ratchet-down reduction                                --             (0.80)
     ---------------------------------------------------------------------------
     Exercisable, end of period after ratchet-down      1,209    $         6.84
     ===========================================================================

5.   RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED
     (000'S EXCEPT PER UNIT AMOUNTS)
                                                     THREE MONTHS ENDED MARCH 31
     ---------------------------------------------------------------------------
                                                           2003            2002
     ---------------------------------------------------------------------------
     FUNDS FROM OPERATIONS                           $   30,231      $   14,392
     Contributions to reclamation fund                     (270)           (223)
     Convertible debenture interest                      (1,640)
                                                             --              --
     ---------------------------------------------------------------------------
     CASH AVAILABLE FOR DISTRIBUTION                     28,321          14,169
     Cash applied to bank loan                           (6,492)           (111)
     ---------------------------------------------------------------------------
     UNITHOLDER DISTRIBUTIONS (a)                    $   21,829      $   14,058
     ===========================================================================
     UNITHOLDER DISTRIBUTIONS, PER UNIT              $     0.34      $     0.27
     ===========================================================================

     (a) Unitholder distributions of $2,738 for Trust Units issued to KeyWest shareholders were recorded as a cost of the acquisition. Including this amount total Unitholder distributions for 2003 were $24,567.


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

6.   RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER DISTRIBUTIONS
                                                                         (000's)
     ---------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2001                                      $ (176,149)
     Unitholder distributions declared                                  (62,475)
     ---------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2002                                        (238,624)
     Unitholder distributions declared                                  (21,829)
     Debentureholder interest (Note 7)                                   (1,640)
     ---------------------------------------------------------------------------
     BALANCE, MARCH 31, 2003                                         $ (262,093)
     ===========================================================================


7.   CONVERTIBLE DEBENTURES

     On January 15, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures"). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 with the first interest payment occurring on July 31, 2003. As a result of the Trust's option to settle the obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriter fees of $3.0 million and issue costs of $400,000. On March 31, 2003, the quoted market value of the Convertible Debentures was $78,374,000.


8.   NET INCOME AND FUNDS FROM OPERATIONS PER UNIT
                                                    THREE MONTHS ENDED MARCH 31
                                                        2003               2002
     --------------------------------------------------------------------------
     Net income
          Basic      (a)                               $0.23              $0.08
     Funds from operations
          Basic      (a)                               $0.47               0.28
     Cash available for distribution
          Basic      (a)                               $0.44               0.27

     (a) Given the anti-dilutive effect of the convertible debentures on th diluted net income and funds from operations per unit, the basic calculation amount results in the most dilutive number. Therefore, the basic and dilutive numbers are the same. Basic and diluted net income, funds from operations and cash available for distribution per unit amounts are calculated using the weighted average number of Units outstanding for the period, which was 64,601,400 (2002-52,067,168) for the three months ended March 31.


9.   FINANCIAL INSTRUMENTS

     The Trust uses commodity and foreign exchange swap contracts as well as fixed sales contracts with customers to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the three months ended March 31, 2003 of $7,588,955 (2002 - $2,123,000). These amounts are included in oil and natural gas revenue.

     The Trust also has power hedging contracts to manage its exposure to increasing power costs, which resulted in hedging income of $187,215 (2002
     - hedging loss of $62,000) for the three months ended March 31, 2003. Power hedging gains and losses are included in operating expenses.

     The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

     At March 31, 2003 the Trust had the following swap contracts in place, which are settled on a monthly basis:


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

     COMMODITY                                      QUANTITY                        PERIOD                            PRICE
     -----------------------------------------------------------------------------------------------------------------------
     2003:
     -----------------------------------------------------------------------------------------------------------------------
     Crude Oil Financial Swaps                     500 bbl/d          Apr. 1/03-Dec. 31/03                    $24.38 US/bbl
     Crude Oil Collars                           4,500 bbl/d          Apr. 1/03-Jun. 30/03              Floor $24.72 US/bbl
                                                                                                      Ceiling $29.16 US/bbl

                                                 2,500 bbl/d         Jul. 1/03-Sept. 30/03              Floor $24.00 US/bbl
                                                                                                      Ceiling $27.70 US/bbl

                                                   500 bbl/d          Jul. 1/03-Dec. 31/03              Floor $20.00 US/bbl
                                                                                                      Ceiling $25.00 US/bbl

                                                 2,500 bbl/d          Apr. 1/03-Jun. 30/03          2nd Floor $18.22 US/bbl
                                                                                                    1st Floor $22.60 US/bbl
                                                                                                      Ceiling $26.94 US/bbl

                                                 3,500 bbl/d          Jul. 1/03-Dec. 31/03          2nd Floor $19.16 US/bbl
                                                                                                    1st Floor $23.14 US/bbl
                                                                                                      Ceiling $28.13 US/bbl

     Foreign Exchange                           $45,190 US/d          Apr. 1/03-Dec. 31/03                      $1.5867 CDN
     Natural Gas Swaps -
          Financial                              4,741 Mcf/d          Apr. 1/03-Oct. 31/03                       $4.38 /Mcf
          Physical                               4,741 Mcf/d          Apr. 1/03-Dec. 31/03                       $6.90 /Mcf
          Physical 50% participating             2,634 Mcf/d          Apr. 1/03-Dec. 31/03                       $5.68 /Mcf

     Natural Gas - collars                       5,796 Mcf/d          Apr. 1-03-Dec. 31/03                 Floor $4.76 /Mcf
                                                                                                              Ceiling $6.49
                                                                                                                       /Mcf
                                                 3,990 Mcf/d          Apr. 1/03-Dec. 31/03
                                                                                                        2nd Floor $4.24/Mcf
                                                                                                        1st Floor $4.96/Mcf
                                                                                                          Ceiling $8.28/Mcf

     Power Swap                               2 megawatts/hr          Apr. 1/03-Dec. 31/03                     $40.60 / Mwh
     Heat Swap                                5 megawatts/hr          Apr. 1/03-Dec. 31/03                       8.2 GJ/Mwh
     -----------------------------------------------------------------------------------------------------------------------
     2004:
     -----------------------------------------------------------------------------------------------------------------------
     Crude Oil Collars                           1,000 bbl/d          Jan. 1/04-Jun. 30/04         2nd Floor  $21.50 US/bbl
                                                                                                    1st Floor $24.50 US/bbl
                                                                                                      Ceiling $31.10 US/bbl
     Natural Gas Swaps -
          Physical                               4,741 Mcf/d          Jan. 1/04-Mar. 31/04                       $6.96 /Mcf
          Physical Participating                 1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.02 /Mcf

     Natural Gas collars                         1,896 Mcf/d           Jan. 1/04-Nov. 1/04              2nd Floor $5.27/Mcf
                                                                                                        1st Floor $6.33/Mcf
                                                                                                          Ceiling $7.65/Mcf

     Heat Swap                                5 megawatts/hr          Jan. 1/04-Dec. 31/04                       8.2 GJ/Mwh


10.  SUBSEQUENT EVENTS

     On May 15, 2003, a subsidiary of the Trust acquired certain crude oil and natural gas producing properties for an aggregate acquisition cost of $24.0 million subject to final adjustments.

     Pursuant to a short form prospectus dated May 21, 2003, the Trust has committed to issue 8.0 million Trust Units for net proceeds of $47.6 million on a bought deal basis, which is expected to close on May 29, 2003.


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